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                                                      Filed by Merck & Co., Inc.
                           pursuant to Rule 425 under the Securities Act of 1933

                                     Subject company: Rosetta Inpharmatics, Inc.
                                                  Commission File No.: 000-30977


Merck:
Press Contacts:   Gwen Fisher, (908)423-6154
                  Greg Reaves, (908)423-6022
Investor Contact: Laura Jordan, (908)423-5185

Rosetta:
Press Contact:    Mary Drummond, (425)823-7369
Investor Contact: Cathy Corley, (425)636-6394


                    MERCK ACQUIRES ROSETTA INPHARMATICS, INC.
      ACQUISITION ENHANCES MERCK'S GENOMICS AND BIOMEDICAL RESEARCH EFFORTS

Whitehouse Station, N.J., and Kirkland, Wash., May 11, 2001 - Merck & Co., Inc. (NYSE:MRK), one of the world's largest research-driven pharmaceutical companies, and Rosetta Inpharmatics, Inc. (NASDAQ:RSTA), a leading informational genomics company, today announced they have entered into a definitive agreement under which Merck will acquire Rosetta in a tax-free reorganization. Each share of Rosetta stock will be converted into 0.2352 shares of Merck stock, which represents a value of $18 per share based on Merck's May 10, 2001 closing price. The transaction has a net equity value of approximately $620 million.
         "The acquisition of Rosetta fits Merck's objective of expanding our lead in cutting edge science by continuing to enhance our internal research capabilities, particularly in the area of genomics," said Anthony Ford-Hutchinson, Ph.D., executive vice president, worldwide basic research, Merck Research Laboratories (MRL). "We realize that the availability of the human genome sequence is just the first step in a long process of identifying gene products and their functions, and translating them into innovative medicines that can prevent, treat or cure disease. Rosetta will be a tremendous asset in helping Merck more efficiently analyze gene data and intelligently select drug targets. We are pleased to have an organization so well skilled in genomics research join our fold."
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         To promote the continued success of this highly skilled team, Rosetta will work as an independent unit within MRL, reporting to Dr. Ford-Hutchinson. Stephen Friend, M.D., Ph.D., currently Rosetta's chairman and chief executive officer, will be joining Merck as president of Rosetta, and vice president, basic research, MRL.
         "Joining Merck allows us to move into our next stage of development, which is beyond providing tools and software and into direct involvement with drug discovery," Dr. Friend said. "Merck is one of the best research institutions in the world and has a deep commitment to biomedical research. We are very proud to be joining Merck."
         Richard N. Kender, Merck's vice president of Corporate Development and Licensing, said: "In our continuous efforts to enhance our drug discovery research capabilities, we found Rosetta to be an excellent acquisition candidate because of its genomics expertise and its ability to add significant value to Merck's demonstrated scientific capabilities."
         Merck intends to keep Rosetta's existing facilities in Kirkland and Bothell, Wash. As a wholly owned Merck subsidiary, the organization will continue to operate under the name Rosetta Inpharmatics, Inc.
         Rosetta stockholders owning approximately 30 percent of Rosetta's outstanding shares have committed to support the transaction and have entered into voting and option agreements. The acquisition is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act, approval by the stockholders of Rosetta and other customary conditions. The two companies expect to complete the acquisition in the third quarter of 2001.

ABOUT ROSETTA INPHARMATICS AND MERCK

         Founded in December 1996, Rosetta is an early leader in gene expression analysis. Its technology solutions, including the Rosetta Resolver system, are designed for many purposes, such as the potential to accelerate drug discovery by improving biological data analysis. Gene expression analysis is instrumental in all drug discovery aspects, including target identification/validation, toxicogenomics, clinical trials and diagnostics. Rosetta became a publicly traded company in August 2000.
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         Merck & Co., Inc. is a leading, research-driven pharmaceutical products and services company. Merck discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint ventures. Merck-Medco manages pharmacy benefits for employees, insurers and other plan sponsors, encouraging the appropriate use of medicines and providing disease management programs. Through these complementary capabilities, Merck works to improve the quality of life and contain overall health care costs.
         This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the transaction to close due to the failure to obtain regulatory or other approvals; failure of the Rosetta stockholders to approve the transaction; the risk that the Rosetta business will not be integrated successfully into Merck and unanticipated costs of such integration; and failure to successfully manage relationships with customers, suppliers and strategic partners during the pendency of and following the transaction. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements in this document should be evaluated together with the many uncertainties that affect Merck's and Rosetta's businesses, particularly those mentioned in the cautionary statements in Item 1 of each company's Form 10-K for the year ended Dec. 31, 2000, and in each company's periodic reports on Form 10-Q and Form 8-K (if any) which we incorporate by reference.
         Rosetta and Merck will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents and other filings by Rosetta and Merck with the SEC at www.sec.gov. In addition, you may obtain the documents filed with the SEC by Merck in connection with this transaction (including
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other documents incorporated into these filings) free of charge by requesting them in writing from Public Affairs Information Resources Center, Merck & Co., Inc., One Merck Drive, P.O. Box 100, Whitehouse Station, N.J., and you may obtain documents filed with the SEC by Rosetta in connection with this transaction free of charge by requesting them in writing from Rosetta Investor Relations, 12040 115th Avenue NE, Kirkland, WA 98034.
         Rosetta and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Rosetta's stockholders in connection with the merger. Information about the directors and executive officers of Rosetta is set forth in Rosetta's proxy statement for its 2001 annual meeting of stockholders. This document is available free of charge at the SEC web site at www.sec.gov and from Rosetta as described above.

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